[Dorsey & Whitney Letterhead]


                                                                AMY L. SCHNEIDER
                                                                       Associate
                                                                  (612) 340-2971
                                                              FAX (612) 340-8738
                                                        schneider.amy@dorsey.com

July 20, 2005

VIA EDGAR SUBMISSION
--------------------

Mr. Jay Webb
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

         Re: Image Sensing Systems, Inc.
             Form 10-KSB for Fiscal Year Ended December 31, 2004
             (filed March 29, 2005) Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 (filed April 29, 2005) File No. 000-26056

Dear Mr. Webb:

         On behalf of Image Sensing Systems, Inc., a Minnesota corporation (the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated July 5, 2005 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

FORM 10-QSB FOR THE FISCAL QUARTER ENDED MARCH 31, 2005

Part I: Financial Information, page 2
-------------------------------------

Condensed Consolidated Balance Sheets, page 3
---------------------------------------------

         1.       Comment:

         PLEASE REFER TO PRIOR COMMENTS 1 AND 2. WE NOTE THAT YOU CONTINUE TO HAVE SIGNIFICANT ASSETS IN SECURITIES. PLEASE EXPLAIN WHETHER YOU ARE AN INVESTMENT COMPANY UNDER SECTION 3(A)(1)(A) OF THE INVESTMENT COMPANY ACT. PLEASE EXPLAIN HOW YOU HAVE MADE THIS DETERMINATION. SPECIFICALLY, PLEASE ANALYZE THE COMPANY USING THE FIVE FACTORS SET OUT IN TONAPAH MINING COMPANY OF NEVADA, 26 SEC 426 (1947). AS PART OF YOUR TONOPAH ANALYSIS, PLEASE CONSIDER EXPLAINING WHY YOU HAVE A RELATIVELY LARGE PORTION OF YOUR ASSETS IN SECURITIES. PLEASE ALSO PROVIDE THE AMOUNT OF CASH AND CASH EQUIVALENTS THAT ARE IN SECURITIES.

Securities and Exchange Commission
July 20, 2005
Page 2



         RESPONSE:

         Section 3(a)(1)(A) of the Investment Company Act provides that an investment company includes any issuer which "[i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities...." Whether a company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities requires a factual determination based on the following principal considerations: (1) the company's historical development; (2) the company's public representations of policy; (3) the activities of the company's officers and directors; (4) the nature of the company's present assets; and (5) the sources of the company's present income. SEE Tonapah Mining Company of Nevada, 26 SEC 426 (1947). The fourth and fifth considerations are given the most weight in the analysis.

         As explained below using the TONAPAH factors, the Company is not an investment company under Section 3(a)(1)(A) of the Investment Company Act because it is primarily engaged in the business of the commercial application of video vehicle detection for traffic management and is not primarily engaged in the business of investing, reinvesting or trading in securities.

         HISTORICAL DEVELOPMENT OF THE COMPANY

         Since its incorporation in December 1984, the Company has consistently operated as a company primarily engaged in the business of the commercial application of video vehicle detection for traffic management. The technology underlying the Autoscope system was initially developed at the University of Minnesota under the direction of the Company's founder, Dr. Panos Michalopoulos, a professor at the University. In 1989, the University was awarded a patent for that technology, and in 1991 the University awarded the Company exclusive license of the Autoscope technology. Also in 1991, the Company granted a sub-license to Econolite Control Products, Inc., a leading manufacturer and seller of traffic control products in North America, to manufacture and distribute the licensed technology. In 1995, the Company raised $3.9 million in a public offering of 990,000 shares of common stock, the proceeds of which were used to advance the technology of the Company's products and to expand the Company's distribution network to Europe and Asia. In 1999, the Company acquired 60% ownership of Flow Traffic Ltd., a distributor of traffic products in Asia, located in Hong Kong. In 2002, the Company acquired the remaining 40% ownership of Flow Traffic. Finally, in 2004, the Company formed a wholly-owned subsidiary, Image Sensing Systems Europe Ltd. with offices in the United Kingdom and Spain. In short, all of the Company's activities since its inception have been related to its video vehicle detection for traffic management business and not for investing, reinvesting or trading in securities.

Securities and Exchange Commission
July 20, 2005
Page 3



         REPRESENTATIONS OF POLICY

         In the Company's registration statement on Form SB-2 relating to its initial public offering in 1995 and in every report or registration statement filed with the Commission since 1995, the Company has consistently represented itself as a company engaged in the business of the commercial application of video vehicle detection for traffic management. For example, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 states that the Company "develops and markets video image processing products for use in traffic applications such as intersection control, highway and tunnel traffic management and traffic data collection." The description of the Company's business makes no reference to investing, reinvesting or trading in securities. One look at the Company's website further underscores this point. The Company's website (www.imagesensing.com) clearly holds the Company out as a company engaged in the business of the commercial application of video vehicle detection for traffic management.

         ACTIVITIES OF DIRECTORS AND OFFICERS

         All of the time spent by the Company's management and Board of Directors on Company matters relate to the commercial application of video vehicle detection for traffic management and not to investing, reinvesting or trading in securities. Likewise, with the exception of Mr. Eleftheriou, none of the Company's directors or officers has experience in the banking, brokerage or investment business. Rather, the backgrounds of the Company's directors and officers relate to the traffic management, transportation, accounting or computer science fields. Mr. Eleftheriou served briefly as an officer of a privately-held investment company from November 2004 to June 2005, but for 36 years prior to that, Mr. Eleftheriou held various positions in publishing, engineering, software, product development, sales, marketing and management. Attached to this letter as Exhibit A are biographies for each of the Company's current directors and officers.

         NATURE OF ASSETS

         Attached as Exhibit B to this letter is a balance sheet of Image Sensing Systems, Inc. (on an unconsolidated basis) as of June 30, 2005, which breaks out the amount and nature of the Company's current assets. As requested, the attached balance sheet also includes a breakdown of the components of the cash and cash equivalents line item. As explained previously in our response to the Commission's comment letter dated May 4, 2005, less than 40% of the Company's "total assets" for Section 3(a)(1)(C) purposes are in the form of investment securities. Attached as Exhibit C to this letter are the calculations used by the Company in concluding that it is not an investment company under
Section 3(a)(1)(C) of the Investment Company Act of 1940 as of June 30, 2005. As of June 30, 2005, 33.2% of the Company's "total assets" for Section 3(a)(1)(C) purposes are in the form of investment securities.

Securities and Exchange Commission
July 20, 2005
Page 4



         Historically, the Company has invested in so called auction rate securities, primarily student loan bonds, which up until December 31, 2004 were classified in the Company's balance sheet as a cash equivalent since the securities came up for bid every 28 or 35 days. As of December 31, 2004, under the advisement of the Company's auditors, Grant Thornton LLP, these investments were reclassified as short-term investments. Beginning in fiscal year 2002, the Company has used excess cash generated by operating activities to acquire auction rate securities and Federal Home Loan Board bonds in order to accumulate highly liquid assets in order to maintain a flexible and liquid financial position. This strategy enables the Company to take advantage of opportunities to acquire other technologies or businesses that may become available in the future.

         SOURCES OF INCOME

         The Company's Condensed Consolidated Statements of Operation for the six-month period ended June 30, 2005 is attached as Exhibit D to this letter. As set forth in the statement, the Company had revenues totaling $4,651,000 and income from operations totaling $1,491,000 for the first six months of 2005. On the other hand, other income, net, which primarily consists of interest income on investments, totaled only $106,000 during the first six months of 2005. Clearly, the primary source of the Company's income is from its product sales and royalties from its video vehicle detection for traffic management business rather than interest earned on its investments.

         CONCLUSION

         As set forth above, application of the TONAPAH factors supports the conclusion that the Company is not an investment company under Section 3(a)(1)(A) of the Investment Company Act because it is primarily engaged in the business of the commercial application of video vehicle detection for traffic management and is not primarily engaged in the business of investing, reinvesting or trading in securities.

Notes to Condensed Consolidated Financial Statements, page 6
------------------------------------------------------------

         2.       Comment:

         PLEASE REFER TO PRIOR COMMENT 4. WE NOTE THAT THE DISCLOSURES REQUIRED BY FAS 115 ARE APPLICABLE TO BOTH QUARTERLY AND ANNUAL FINANCIAL INFORMATION. IN THIS REGARD, PLEASE TELL US HOW YOU INTEND TO UPDATE YOUR DISCLOSURE IN FUTURE FILINGS TO COMPLY.

Securities and Exchange Commission
July 20, 2005
Page 5



         RESPONSE:

     As requested, in future(1) quarterly and annual filings the Company will include all disclosures required by SFAS 115 relating to its investments, including detailing its investments by major security type and separately presenting gross realized gains and losses that have been included in earnings. Future disclosures will be as follows:

NOTE B - INVESTMENTS

         Investments, at cost, consisted of the following at December 31, 2004 and 2003:

                                                          2004         2003
                                                       ----------   ----------
     Short-term investments - Auction Rate Securities  $5,000,000   $3,350,000

     Callable Federal Home Loan Bonds                   2,300,000           --
                                                       ----------   ----------

     Total                                             $7,300,000   $3,350,000
                                                       ==========   ==========


         As of December 31, 2004 and 2003, investments are classified as available-for-sale. The cost of investments approximate market value and therefore no amount is required to be recorded in accumulated other comprehensive income. The cost of securities sold is based on the specific identification method.

         Proceeds from maturities and sales of investments totaled $600,000 in 2004. There were no sales or maturities in 2003. There were no realized gains or losses related to sales or unrealized gains and losses in 2004 and 2003.
















----------
(1) The Company would like to note that its Form 10-QSB for the quarter ended March 31, 2005 was filed on April 29, 2005, prior to the Commission's first comment letter dated May 4, 2005.

Securities and Exchange Commission
July 20, 2005
Page 6



Item 3. Controls and Procedures, page 12
----------------------------------------

Evaluation of Disclosure Controls and Procedures, page 12
---------------------------------------------------------

         3.       Comment:

         PLEASE REFER TO PRIOR COMMENT 5. WE NOTE YOUR DISCLOSURE THAT MANAGEMENT HAS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE "IN TIMELY ALERTING THEM TO MATERIAL INFORMATION RELATING US (OR OUR CONSOLIDATED SUBSIDIARIES) REQUIRED TO BE INCLUDED IN THE REPORTS WE FILE OR SUBMIT UNDER THE EXCHANGE ACT." THE LANGUAGE THAT IS CURRENTLY INCLUDED AFTER THE WORD "EFFECTIVE" IN YOUR DISCLOSURE APPEARS TO BE SUPERFLUOUS, SINCE THE MEANING OF "DISCLOSURE CONTROLS AND PROCEDURES" IS ESTABLISHED BY RULE 13A-15(E) OF THE EXCHANGE ACT. HOWEVER, IF YOU DO NOT WISH TO ELIMINATE THIS LANGUAGE, PLEASE REVISE FUTURE FILINGS SO THAT THE LANGUAGE THAT APPEARS AFTER THE WORD "EFFECTIVE" IS SUBSTANTIALLY SIMILAR IN ALL MATERIAL RESPECTS TO THE LANGUAGE THAT APPEARS IN THE ENTIRE TWO-SENTENCE DEFINITION OF "DISCLOSURE CONTROLS AND PROCEDURES" SET FORTH IN RULE 13A-15(E).

         RESPONSE:

         As requested, in future filings the Company will revise its "Controls and Procedures" disclosure to reflect the Commission's comments.

                                    * * * * *

         For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-2971.

                                            Sincerely,

                                            /s/ Amy L. Schneider

                                            Amy L. Schneider



cc: Arthur J. Bourgeois, Image Sensing Systems, Inc.
    Kenneth L. Cutler, Dorsey & Whitney LLP

                                                                       EXHIBIT A


                BIOGRAPHIES OF CURRENT DIRECTORS AND OFFICERS OF
                           IMAGE SENSING SYSTEMS, INC.


         Biographical information for the current directors of Image Sensing Systems is as follows:

RICHARD P. BRAUN, age 79, director since 1994. Mr. Braun served as Director of the Center for Transportation Studies at the University of Minnesota from 1987 to 1994. From September 1993 to February 1995, Mr. Braun served as Chairman of the State of Minnesota's Metropolitan Airports Commission, and he was Commissioner of Transportation for the State of Minnesota from 1979 to 1987. Mr. Braun retired from full-time employment in 1994. Mr. Braun is a member of the Compensation and Stock Option Committee and the Nominating Committee.

MICHAEL G. ELEFTHERIOU, age 60, director since April 2002. From November 2004 to June 2005, Mr. Eleftheriou served as Executive Vice President at NJK Holding, a Minneapolis, Minnesota based privately-held investment company. From July 2001 to July 2004 Mr. Eleftheriou served as President and Chief Executive Officer of Creative Publishing international, a Minneapolis-based publisher, following the sale of which he served as interim President of Imaging Acceptance Corporation, thru October 2004. From November 2000 to July 2001, Mr. Eleftheriou provided executive consulting services to providers of web-based media. Mr. Eleftheriou served as Vice President, Systems Integration Services at Control Data Systems from 1997 to 1998, and as President, Systems Integration Services at Control Data Systems and its successor company Syntegra U.S.A., the global consulting and systems integration arm of British Telecommunications plc, from 1998 to November 2000. From 1968 to 1997, he held various positions domestically and internationally in engineering, software, product development, sales, marketing and general and executive management at Control Data Corporation and Control Data Systems, Inc., a provider of computing and systems integration services that was spun off from Control Data Corporation in 1992. Mr. Eleftheriou is chairman of the Compensation and Stock Option committee and is a member of the Audit and Nominating committees.

RICHARD C. MAGNUSON, age 63, director since 1990. Since 1997, Mr. Magnuson has served as Chairman and Chief Financial Officer of BioMedix, Inc., a medical device company. From 1995 to 1997 he operated his own management consulting firm, Operating Management, Inc. Mr. Magnuson served as President and Chief Executive Officer of Image Sensing Systems from 1991 to 1995 and as Vice President and Secretary during 1995. From 1988 to 1990, Mr. Magnuson worked with Image Sensing Systems as a private consultant. Mr. Magnuson is chairman of the Audit Committee and a member of the Nominating Committee.

PANOS G. MICHALOPOULOS, age 56, director since 1984. Dr. Michalopoulos, our founder, was Chairman of the Board of Image Sensing Systems from our inception in 1984 through 1999 and served as Chief Scientific Advisor from 1995 through 2000. Since 1977, Dr. Michalopoulos has been a professor in the Department of Civil Engineering at the University of Minnesota. Dr. Michalopoulos has more than 33 years of research, teaching, and consulting experience in traffic engineering operations and control. He has taught at several universities, consulted with many firms in the United States and abroad in the area of traffic control, and has worked as a traffic engineer. Dr. Michalopoulos is chairman of the Nominating Committee and a member of the Compensation and Stock Option Committee.

JAMES MURDAKES, age 72, director since 1994. Mr. Murdakes was elected Chairman of the Board of Image Sensing Systems in February 2002 and was appointed Chief Executive Officer and President of Image Sensing Systems, Inc. in April 2002. He served as President and Chief Executive Officer of LSC, Inc., a Minneapolis-based systems integrator for computer network storage servers, from 1993 through 1996, and was Chairman of the Board of Directors and a management consultant to LSC in 1997. He was retired from full-time employment from 1998 to 2002.

         In addition to Mr. Murdakes, the other executive officers of Image Sensing Systems and their biographical information are as follows:

MATS JOHAN BILLOW, age 42, was appointed Managing Director of our wholly-owned subsidiary Flow Traffic Ltd. in June 2002 and was Vice President for International Business of Image Sensing Systems from February 2002 until June 2002. Flow Traffic distributes traffic management products and systems and provides marketing and technical support for a broad range of traffic technologies throughout Asia. Mr. Billow founded Flow Traffic in 1998 and served as its General Manager from its inception through June 2002. Between 1996 and 1998, Mr. Billow was the General Manager of Peek Ltd., the Asia-Pacific arm of Peek plc, a provider of products and services for improving traffic and the traveler environment, with responsibility for Peek's traffic business in East Asia. During this time he managed Peek's Chinese joint venture business and various traffic projects funded by the World Bank and Asian Development Bank. Mr. Billow served as a member of our Board of Directors from February 2002 through August 2002.

ARTHUR J. BOURGEOIS, age 64, has served as Chief Financial Officer and Treasurer since May 2002. From 1995 through October 1999, Mr. Bourgeois served in this same capacity for Image Sensing Systems, Inc. Mr. Bourgeois was retired from employment from October 1999 to May 2002. From 1965 through 1994, he practiced as a CPA and ended his professional public accounting career as an assurance partner with Ernst & Young LLP.

                                                                       EXHIBIT B



                           IMAGE SENSING SYSTEMS, INC.
                                  BALANCE SHEET
                                  JUNE 30, 2005
                                   (UNAUDITED)


ASSETS
------

CURRENT ASSETS:
Cash and cash equivalents:
   Cash in checking                                     $         259,453
   Money market funds                                           3,760,482
Investments in securities:
   Auction rate securities-Student Loan Bonds                   2,450,000
   Callable Federal Home Loan Bonds                             2,300,000
Accounts receivable                                             2,516,788
Intercompany receivable-FTL                                        14,404
Intercompany receivable-Europe                                     74,103
Inventories                                                       482,892
Prepaid expenses                                                  129,288
Deferred taxes-current                                             49,000
                                                        -----------------
Total current assets                                           12,036,410

PROPERTY AND EQUIPMENT:
Furniture and fixtures                                            222,901
Equipment                                                         768,707
                                                        -----------------
                                                                  991,608

Accumulated depreciation                                          845,928
                                                        -----------------
                                                                  145,680

OTHER ASSETS
Investment in Flow Traffic, net                                 1,218,389
Investment in ISS/Europe                                              326
Capitalized software, net                                         291,050
                                                        -----------------
                                                                1,509,765
                                                        -----------------

TOTAL ASSETS                                            $      13,691,855
                                                        =================

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------

CURRENT LIABILITIES:
Accounts payable                                        $         372,685
Accrued expenses                                                  276,536
Warranty reserve                                                   29,541
Income taxes payable (prepaid)                                    158,161
                                                        -----------------
Total current liabilities                                         836,923

DEFERRED INCOME TAXES                                             144,000

SHAREHOLDERS' EQUITY:
Common stock                                                       35,688
Paid in capital                                                 6,643,804
Retained earnings - prior                                       4,633,655
Net income - current year                                       1,397,815
                                                        -----------------
Total shareholders' equity                                     12,710,962
                                                        -----------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                $      13,691,885
                                                        =================

                                                                       EXHIBIT C


                         INVESTMENT COMPANY ACT OF 1940
                "STATISTICAL TEST" FOR INVESTMENT COMPANY STATUS

                SECTION 3(a)(1)(C) BALANCE SHEET (ASSETS ONLY) OF
             IMAGE SENSING SYSTEM, INC. (ON AN UNCONSOLIDATED BASIS)


Value of all assets which are not securities, excluding "cash items"(1):

   Accounts receivable                 $     2,516,788
   Intercompany receivable-FTL                  14,404
   Intercompany receivable-Europe               74,103
   Inventories                                 482,892
   Prepaid expenses                            129,288
   Deferred taxes-current                       49,000
   Property and equipment                      145,680
   Capitalized software, net                   291,050
                                       ---------------
                                             3,703,205
                                       ===============


Value of securities of majority-owned subsidiaries (list each separately):

   Investment in Flow Traffic, net     $     1,218,389
   Investment in ISS/Europe                        326
                                       ---------------
                                             1,218,715
                                       ===============

                                                         Subtotal:  $4,921,920
                                                                    ----------


Value of all other securities owned (excluding U.S. Government securities):

   Short term investments              $     2,450,000
                                       ---------------

                                                         Subtotal:  $2,450,000
                                                                    ----------
                                                                     Line 1(2)


               Total value of all assets (excluding
                U.S. Government securities and "cash items"):       $7,371,920
                                                                    ==========
                                                                     Line 2(2)



----------
(1) Note: The Company has concluded that all amounts listed on its balance sheet as "cash and cash equivalents" are considered "cash items" under the Investment Company Act of 1940. We note that the money market mutual funds held by the Company are "cash items," and not "investment securities," under Wilkie Farr & Gallagher (pub. avail. Oct. 23, 2000).

(2) In order to not be considered an "investment company" under the Section 3(a)(1)(C) statistical test, Line 1 divided by Line 2 must be less than or equal to 40%. For Image Sensing Systems, Line 1 divided by Line 2 equals 33.2%. Therefore, Image Sensing Systems should not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940.

                                                                       EXHIBIT D

                           IMAGE SENSING SYSTEMS, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                     Six-Month Periods Ended
                                                            June 30
                                                   ---------------------------
                                                       2005           2004
                                                   ------------   ------------

REVENUE:
     Product sales                                 $    852,000   $  2,314,000
     Royalties                                        3,799,000      3,187,000
                                                   ------------   ------------
                                                      4,651,000      5,501,000

COSTS OF REVENUE:
     Product sales                                      331,000      1,196,000
     Royalties                                          170,000        141,000
                                                   ------------   ------------
                                                        501,000      1,337,000
                                                   ------------   ------------
Gross Profit                                          4,150,000      4,164,000

OPERATING EXPENSES:
     Selling, marketing and product support           1,325,000      1,219,000
     General and administrative                         706,000        578,000
     Research and development                           628,000        465,000
                                                   ------------   ------------
                                                      2,659,000      2,262,000
                                                   ------------   ------------
Income from operations                                1,491,000      1,902,000

Other income, net                                       106,000         24,000
                                                   ------------   ------------
Income before income taxes                            1,597,000      1,926,000
Income taxes                                            590,000        627,000
                                                   ------------   ------------
Net income                                         $  1,007,000   $  1,299,000
                                                   ============   ============

Net income per common share:
     Basic                                         $       0.28   $       0.39
                                                   ============   ============

     Diluted                                       $       0.26   $       0.34
                                                   ============   ============

Weighted average number of common shares
  outstanding:
     Basic                                            3,556,000      3,347,000
                                                   ============   ============
     Diluted                                          3,876,000      3,789,000
                                                   ============   ============










































                                      D-2